January 23, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Valerie J. Lithotomos

Re:	Permal Hedge Strategies Fund
Registration Statement on Form N-2, File Nos. 333-177961 and 811-22628

Ladies and Gentlemen:

On behalf of Permal Hedge Strategies Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone on January 17, 2012 from the staff of the Commission (the “Staff”), relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

1. Please add a definition of Eligible Investors to the cover of the Registration Statement.

In response to the Staff’s comment, the Fund has revised the cover of the Registration Statement to state that, “Shares will be sold only to investors qualifying as “Eligible Investors” as described in this prospectus. Eligible Investors must meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”).”

2. Please revise the cover of the Registration Statement to state that “an investment in the Fund is illiquid and should be considered speculative.”

The Fund has revised the cover of the Registration Statement to reflect the Staff’s comment.

3. On page 2 and elsewhere, the Registration Statement discloses that, “The combination of various Portfolio Funds that utilize alternative investment strategies and that are typically less correlated to the market than traditional long-only funds is expected to produce a portfolio that is less volatile than the general market and less correlated to such market than traditional long-only funds investing in the same market.” The Registration Statement further discloses that Portfolio Managers of Portfolio Funds will not be limited as to the markets they invest in or investment discipline they employ. Please disclose how the Fund determines the investment strategy and process of Portfolio Funds when Portfolio Funds may change their investment strategies at their discretion. Please explain how the Fund’s investment in Portfolio Funds will result in the reduction of risk and volatility when the Portfolio Funds are not limited as to their investments and may change their investment portfolio and practices at their discretion. Please revise the Registration Statement accordingly.

In response to the Staff’s comment, the Fund respectfully submits the following. The Fund’s investment strategy entails investing in a range of Portfolio Funds, with an overall portfolio bias towards global fixed income. The Fund will allocate investments among Portfolio Funds based on current market conditions and the investment strategy of the Portfolio Managers, in order to achieve its targeted exposure. Through ongoing diligence on Portfolio Funds, the Sub-Adviser monitors the investments and strategies of the Portfolio Funds in order to monitor any style drift among other things. In cases where there appears to be style drift, the Sub-Adviser evaluates by assessing the new strategy and any new risks and benefits it brings to the portfolio. In many cases style drift may be a reason to redeem a Portfolio Fund. This on-going diligence allows the Fund to assess its broader market exposure on a going forward basis. The Fund believes that its investments in Portfolio Funds, made using the Fund’s investment strategy, will over time produce a portfolio that is less volatile than the general market and less correlated to the general market than traditional long only funds investing in the general market because of the trading and investment practices of Portfolio Managers of Portfolio Funds. The Fund therefore believes the disclosure highlighted above reflects the investment objective of the Fund.

4. On page 4 and elsewhere the Registration Statement states that “The Sub-Adviser does not intend to invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund.” Please revise the Registration Statement to state that the Fund will not invest more than 20% of the managed assets (measured at the time of investment) in any one Portfolio Fund, or disclose under what circumstances the Fund will invest more than 20% of the Fund’s managed assets in a Portfolio Fund. Please generally revise the Registration Statement to remove language indicating the Fund “intends” to engage or not to engage in a certain activity.

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 4 and elsewhere to state that, “The Sub-Adviser will not invest more than 20% of the Fund’s managed assets (measured at the time of investment) in any one Portfolio Fund.”

The Fund has revised the Registration Statement to reflect the Staff’s comment.

5. The Registration Statement states, on page 4, that “The Fund, however, is not limited with respect to the types of investment strategies, including the investment strategies described above, that may be employed or the markets (including non-U.S. markets) or types of instruments in which it may invest.” Please explain how this disclosure comports with the Fund’s investment strategy of investing in Portfolio Funds in order to achieve a “global fixed income focus.”

In response to the Staff’s comment, the Fund has revised the Registration Statement on page 4 to state that, “Portfolio Funds, however, are not limited with respect to the types of investment strategies, including the investment strategies described above, that they may employ or the markets (including non-U.S. markets) or types of instruments in which they may invest.

6. The Registration Statement indicates that the Fund is non-diversified for purposes of Section 5 of the Investment Company Act. For purposes of the diversification requirement under the Investment Company Act should the Registration Statement include an affirmative statement that the Fund will invest in at least 5 Portfolio Funds? For purposes of qualification under Subchapter M of the Internal Revenue Code should the Registration Statement include an affirmative statement that the Fund will invest in at least 11 Portfolio Funds?

In response to the Staff’s comment, the Fund has revised the Registration Statement as indicated below:

“It is anticipated that in normal circumstances the Fund generally will allocate assets among approximately 20 to 40 Portfolio Funds. However, assets may be allocated to more than 40 or less than 20 Portfolio Funds at the discretion of the Sub-Adviser due to market conditions or the need for liquidity related to redemptions of Shares, among other factors.”

7. Please confirm that it is correct to refer to the Fund’s ability to redeem interests in Portfolio Funds.

The Fund confirms that it expects to have the ability to redeem interests in Portfolio Funds.

8. The Fund discloses in the Registration Statement that it will limit its investments in a Portfolio Fund to 5% of the voting securities of such Portfolio Fund. The Registration Statement further discloses that the Fund may waive voting rights to purchase additional securities of a Portfolio Fund, but that the Fund will limit its investments in a Portfolio Fund to 25% of the voting and non-voting securities of a Portfolio Fund? Does the 25% threshold raise the issue of the Fund potentially becoming a controlling person of a Portfolio Fund?

In response to the Staff’s comment the Fund respectfully submits the following. As disclosed in the Registration Statement, “the Fund will not purchase voting and non-voting interests in a Portfolio Fund that in the aggregate represent 25% or more of the Portfolio Fund’s outstanding equity.” The Fund views the ownership of more than 25% of the economic interests in a Portfolio Fund as raising the possibility of exercising control for purposes of the Investment Company Act. The Fund believes that its policy related to ownership of Portfolio Fund interests discussed above, will assure that the Fund does not become a “controlling person” (and therefore an “affiliated person”) of a Portfolio Fund.

9. The disclosure in the Registration Statement indicates that the Fund may invest in as few as 5 Portfolio Funds. The Fund may presumably invest in Portfolio Funds with a limited number of investors. In the event that the Fund is called on to satisfy an indemnification obligation to a Portfolio Fund with a limited number of investors, would this heighten the financial risk to the Fund? Please revise the Registration Statement as necessary.

In response to the Staff’s comment, the Fund has revised the Registration Statement to state that, “the economic risk to the Fund of indemnifying a Portfolio Fund may be greater in situations in which a Portfolio Fund has few investors or in which the Fund owns a significant percentage of the economic interests in the Portfolio Fund.”

10. The Registration Statement discloses that investors in Portfolio Funds will generally be directly liable to Portfolio Funds for amounts owed pursuant to indemnification obligations in a subscription agreement. Are there exceptions to this practice?

It is anticipated that all Portfolio Funds in which the Fund invests will require some form of contractual indemnification for statements made by the Fund in the subscription documents with the Portfolio Fund.

11. Will the Fund make assessments against its shareholders in order to satisfy an indemnification obligation to a Portfolio Fund? Please revise the Registration Statement accordingly.

The Fund will not make assessments against its shareholders in order to satisfy an indemnification obligation to a Portfolio Fund. As set forth in the Fund’s Declaration of Trust, “No personal liability for any debt, liability or obligation or expense incurred by, contracted for, or otherwise existing with respect to, the Trust or any Class shall attach to any Shareholder or former Shareholder of the Trust.”

12. Please define Disabling Conduct.

The Fund has revised the Registration Statement to reflect the Staff’s comment.

13. Will the Fund’s organizational and offering expenses be borne by the Fund? If so please revise the disclosure on page 10 of the Fund’s Registration Statement to state that the Fund’s organizational and operating expenses will be borne by the shareholders.

The Fund has revised the Registration Statement on page 10 to state that, “The Fund will bear its own operating expenses (including, without limitation, its organization and offering expenses), which therefore will be borne by the Fund’s shareholders.”

14. Please confirm whether the Fund’s expense limitation agreement between the Fund and LMPFA includes organizational and offering expenses. Please disclose a complete list of the expenses not covered by this expense limitation agreement.

In response to the Staff’s comment, the Fund has revised the disclosure pertaining to the expense limitation arrangement between the Fund and LMPFA as indicated below:

“LMPFA has agreed to waive fees and/or reimburse the Fund’s expenses (including organization and offering expenses) to the extent necessary to ensure that the Fund’s total annual Fund operating expenses will not exceed 2.50% (excluding fees and expenses, including incentive or performance allocations and fees, attributable to Portfolio Funds, brokerage, interest expense, taxes and extraordinary expenses).”

15. Please add disclosure to the fee table indicating that the Fund will not incur indebtedness during its first year of operations.

The Fund has revised the Registration Statement to reflect the Staff’s comment.

16. Please revise the Registration Statement to include additional disclosure related to the legal structure and operations of the Cayman Islands subsidiary.

The Fund has revised the Registration Statement on page 31 to state that:

“Cayman Islands Subsidiary

The Fund, through a wholly owned subsidiary organized in the Cayman Islands, may invest in Portfolio Funds which, in turn, invest in certain commodities, such as gold, and other commodity related investments. The Fund does not intend to invest more than 25% of its managed assets through a Cayman Islands subsidiary. In the event the Fund forms a Cayman Islands subsidiary, LMPFA will serve as the investment adviser and the Sub-Adviser will serve as the sub-adviser to such subsidiary. In the event the Fund forms a Cayman Islands subsidiary, the Fund will look-through such subsidiary for purposes of determining compliance with the Fund’s investment restrictions (including its restriction related to the use of leverage), compliance policies and procedures and applicable custody rules. The financial statements of the subsidiary will be consolidated with the Fund’s financial statements in the Fund’s Annual and Semi-Annual Reports. The subsidiary will be controlled by the Fund’s Board of Trustees.”

The Fund has revised the Registration Statement on pages 15 and 38 to include the below risk disclosure:

“The Fund may, in the future, form a subsidiary organized in the Cayman Islands, through which the Fund would invest in certain Portfolio Funds which, in turn, invest in certain commodities, such as gold. It is not anticipated that the subsidiary would be registered under the 1940 Act. As an investor in the subsidiary, the Fund would not have all of the protections offered to investors by the 1940 Act. However, it is anticipated that the subsidiary would be wholly-owned and controlled by the Fund and managed by LMPFA. Therefore, the Fund’s ownership and control of the Subsidiary would make it unlikely that the subsidiary would take actions contrary to the interests of the Fund or its shareholders.”

The Fund has revised the disclosure on page 39 of the Registration Statement to state that, “In the event the Fund forms a Cayman Islands subsidiary, the Fund will look through such subsidiary for purposes of determining compliance with the Fund’s investment restrictions and compliance policies and procedures.”

17. Please revise the Fund’s concentration policy to include a substantive concentration policy related to the Fund’s investments in Portfolio Funds.

In response to the Staff’s comment, the Fund has revised its concentration policy as indicated below:

“Invest 25% or more of the value of its total assets in the securities of issuers in any single industry or group of industries, other than securities issued by the U.S. government, its agencies or instrumentalities and repurchase agreements collateralized by securities issued by the U.S. government, its agencies or instrumentalities. The Fund will invest 25% or more of the value of its total assets in Portfolio Funds (except for temporary or defensive purposes during any period of adverse market conditions generally affecting Portfolio Funds), but will not invest 25% or more of the value of its total assets in Portfolio Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of related industries. For purposes of this investment restriction, the Portfolio Funds are not considered part of any industry or group of industries.”

“For purposes of the Fund’s investment restriction related to Portfolio Funds that have investment programs that focus on investing in any single industry or group of related industries set forth in sub paragraph (2) above, investment program means the Portfolio Fund’s stated investment strategy, if any, as set forth in such Portfolio Fund’s private placement memorandum, subscription agreement, or similar document.”

18. Please confirm that the Registration Statement and the appropriate exhibits to the Registration Statement disclose that the Shareholder Services Fee and the Distribution Fee are based on the Fund’s net assets.

The Fund confirms that the Shareholder Services Fee and Distribution Fee are based on net assets, and such fees are disclosed as based on net assets in the Registration Statement and in the exhibits to the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 2 marked to reflect cumulative changes to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement filed with the Commission on January 4, 2012.

Please call Sarah Cogan (212-455-3575) or Jeremy Barr (212-455-2918) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP